Corporate | 27 April 2023 22:03

EQS-News: MorphoSys AG / Key word(s): Quarter Results
Invitation to MorphoSys' First Quarter 2023 Financial Results Conference Call on May 4, 2023
27.04.2023 / 22:03 CET/CEST

Conference Call Alert
Planegg/Munich, Germany, April 27, 2023

Invitation to MorphoSys' First Quarter 2023 Financial Results Conference Call on May 4, 2023

MorphoSys AG (FSE: MOR; NASDAQ: MOR) will publish its results for the first quarter 2023 on May 3, 2023 at 10:00 pm CEST (09:00 pm BST; 04:00 pm EDT).

MorphoSys' Management team will host a conference call and webcast on May 4, 2023 at 02:00 pm CEST (01:00 pm BST; 08:00 am EDT) to present the results for the first quarter 2023 and provide an outlook for 2023.

The conference call will start with a presentation by the Management team followed by a Q&A session.

A live webcast and slides will be made available at the Investors section on MorphoSys' website, www.morphosys.com.

To join the conference call via phone, participants may pre-register and will receive dedicated dial-in details to easily and quickly access the call via the following website:

https://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=5835037&linkSecurityString=77dbe4aa2

Please dial in 10 minutes before the beginning of the conference.

A replay of the conference will also be available at the corporate website following the live event.

About MorphoSys

At MorphoSys, we are driven by our mission: More life for people with cancer. As a

global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

Forward Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	**Investor Contacts:** Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Eamonn Nolan Director Tel: +1 617-548-9271 eamonn.nolan@morphosys.com	

27.04.2023 CET/CEST Dissemination of a Corporate News, transmitted by EQS News - a service of EQS Group AG.
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Language:	English
Company:	MorphoSys AG
	Semmelweisstr. 7
	82152 Planegg
	Germany
Phone:	+49 (0)89 899 27-0
Fax:	+49 (0)89 899 27-222
E-mail:	investors@morphosys.com
Internet:	www.morphosys.com
ISIN:	DE0006632003
WKN:	663200
Indices:	SDAX, TecDAX
Listed:	Regulated Market in Frankfurt (Prime Standard); Regulated Unofficial Market in Berlin, Dusseldorf, Hamburg, Hanover, Munich, Stuttgart, Tradegate Exchange; Nasdaq

EQS News ID:	1619187
End of News	EQS News Service